Exhibit 99.8

ENGLISH TRANSLATION OF DIRECTOR STATEMENT OF MÓNICA HODOR

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Americas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Americas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Santiago, August 5, 2016

To:

Shareholders of Chilectra Américas S.A.

HAND DELIVERY

Re:	Opinion on merger by absorption of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A.

Dear Sirs:

In fulfillment of the legal obligation established in Article 147, item No. 5 of Law No. 18,046, the Chilean Companies Act, hereinafter “LSA,” in accordance with my capacity as a director of Chilectra Américas S.A., hereinafter, the “Corporation,” I hereby issue my opinion with respect to the expediency for the interests of the corporation of the potential merger by absorption of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A., hereinafter the “Merger,” as detailed in the report requested from BBVA Asesorías Financieras S.A by the board of directors of the Corporation called “Independent Appraisal – Carter II,” hereinafter the “Report,” which has been made available to the shareholders in accordance with the LSA.

I hereby inform you that I have been elected a director of the Corporation with the votes of the controlling shareholder Enersis Américas S.A. and that in such capacity I have an interest in the Merger (pursuant to the provisions of Articles 44 and 147 of the LSA).

The Merger proposal submitted for approval of the shareholders has been the product of an exhaustive analysis process completed by the Corporation’s board of directors. As a member of the board of directors, I can attest to the dedication and diligence demonstrated to fulfill the legal requirements applicable to the Merger transaction, in all cases seeking not only to comply with or adhere to such legal requirements, but also to ensure the best interests of the corporation.

I.	Background Information.

1. The company was organized through the division of Chilectra, S.A., hereinafter “Chilectra,” agreed at a Chilectra extraordinary shareholders’ meeting held on December 18, 2015, the minutes of which were converted into a notarial instrument on December 24, 2015 at the Notary Office in and for Santiago of Mr. Osvaldo Pereira González. An excerpt of the aforesaid notarial instrument pertaining to the organization of the Corporation was registered on page 916, number 473, of the Commercial Register of Santiago for the year 2016 and was published in the Diario Oficial on February 22 of the same year. The aforesaid division became effective on March 1, 2016.

2. The division is part of a process of corporate reorganization of the Enersis Group, which involves Chilectra, Empresa Nacional de Electricidad S.A., hereinafter, “Endesa Chile,” and Enersis S.A., hereinafter “Enersis,” consisting of separating generation and distribution activities in Chile from its other activities carried out outside the country.

3. The aforementioned corporate reorganization is to be carried out in two stages, the first being the division of Chilectra described in paragraph 1 above. As a result of said division, Chilectra Américas came into being, to which the shareholdings and other assets and liabilities associated with Chilectra’s business outside Chile were assigned.

4. Together with the division of Chilectra, the following divisions were approved and carried out: (i) the division of Endesa Chile, from which a new company called Endesa Américas S.A. came into being, hereinafter “Endesa Américas,” to which the shareholdings and other assets and liabilities associated with Endesa’s business outside Chile were assigned; and (ii) the division of Enersis, from which a new company called Enersis Chile S.A. came into being, hereinafter “Enersis Chile,” to which the shareholdings and other associated assets and liabilities belonging to Enersis in Chile were assigned, including those it had in Chilectra and Endesa Chile; in this division, Enersis’s shareholdings associated with its business outside Chile remained in the divided Enersis corporation, including the shareholdings in Chilectra Américas and Endesa Américas and the associated liabilities.

5. The second stage of the reorganization process involves a possible merger by absorption of Chilectra Américas and Endesa Américas into Enersis Américas, by virtue of which the disappearing companies will be dissolved without the need of being wound up.

6. The estimated terms of the Merger, notwithstanding other terms and conditions that may eventually be agreed at the respective meetings at which the final resolution of the Merger is adopted, are as follows: (i) the Merger would be subject to fulfillment of the following conditions precedent: that the right to withdrawal to potentially be exercised by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger not exceed 10%, 10% and 0.91% respectively; and that the right to withdrawal at Enersis Américas not result in any shareholder exceeding the maximum shareholding limit of 65% in Enersis Américas after formalization of the Merger; (ii) the estimated swap ratio reported at the aforementioned division meetings was 5 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas; however, in response to the proposal for distribution of a possible dividend to the shareholders of Chilectra Américas after the aforementioned Board of Director’s Meeting, a swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas will be proposed at the meeting at which a decision is made on the Merger; (iii) the Board of Directors of Enersis Américas announced its intention to make a takeover bid, hereinafter the “TOB,” for all stock and American Depositary Receipts, hereinafter the “ADRs” issued by Endesa Américas not belonging to Enersis Américas for a price of $285, and it furthermore announced that the TOB will be subject to approval of the Merger at the extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and to fulfillment, after expiry of the statutory period for exercising the right of withdrawal at both Enersis Américas and Endesa Américas, of the condition of non-exercise of the respective withdrawal rights above a certain number or percentage of shares as appropriate, and to other terms and conditions which will be detailed in due time when the aforesaid takeover bid is made; (iv) by resolution adopted on November 24, 2015, the general manager of Endesa Chile was given instructions – if and only if the Merger resolutions were not adopted before December 31, 2017 – for negotiation in good faith with Endesa Chile S.A. of the terms of an offset agreement, by virtue of which the tax costs incurred by Endesa Chile as a result of its division and after proper crediting and discounting of any tax benefits or credits obtained by Endesa Américas and Endesa Chile as a result of such division are offset by any tax benefits obtained by Enersis Américas;

and (v) the controlling shareholder Enel S.p.A., by the respective letters dated November 25 and December 17, 2015, has stated, firstly, (a) that it considered that the announced swap ratio for the Merger would be in line with the interests of all the shareholders and the companies involved in the reorganization themselves, and therefore it would vote in favor of said merger at the respective extraordinary shareholders’ meeting, provided that there were no significant supervening events before the shareholders’ meeting materially affecting the above swap ratios; and, secondly, (b) if the Merger were approved, it is its intention as controlling shareholder, for a period not less than five years from approval of the merger, to not carry out or propose any corporate reorganization process affecting Enersis Américas other than that to be discussed at the aforementioned extraordinary shareholders’ meeting.

7. By judgment dated March 22, 2016, the Honorable Court of Appeals of Santiago classified the Merger as a related-party transaction, stating that it would be subject to Title XVI of the LSA.

8. Article 147 item 5 of the LSA establishes that the board of directors must designate at least one independent appraiser to issue a report to the shareholders with respect to the conditions of the transaction, its effects and potential impact for the corporation. In fulfillment of the aforesaid provision, by board of directors meeting held on May 6, 2016, the board of directors of the Corporation designated BBVA Asesorías Financieras S.A. to prepare the aforementioned report, which was submitted.

9. In addition, at a board of director’s meeting of the Corporation held on May 31, 2016, the board of directors of the Corporation appointed Mr. Emilio Venegas Valenzuela to prepare and submit the expert appraisal report on the value of the Merging corporations and the respective swap rate.

10. I hereby inform you that since the Corporation does not have a directors’ committee, it has not been necessary to prepare the report referred to in Article 50 bis of the LSA.

II.	Independent Appraiser Report.

The Independent Appraiser Report contains the opinion of BBVA Asesorías Financieras S.A. as an independent appraiser designated by the board of directors of the Corporation, and it entails a description of the characteristics and conditions of the Merger, the effects and potential impact of the Merger for the shareholders of the Corporation, and a determination on whether the Merger is in line with market conditions and whether it is in the best interest of the Corporation.

The Independent Appraiser Report concluded the following swap ratio ranges for the merged company: (i) 3.1 – 4.4 shares of Enersis Américas for each share of Chilectra Américas; and (ii) 2.4 – 2.8 shares of Enersis Américas for each share of Endesa Américas. Thus, the proposed swap ratios of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.80 shares of Enersis Américas for each share of Endesa Américas are within the valuation range obtained by the Independent Appraiser.

In its report, the Independent Appraiser considered that the Merger could produce the effects indicated below, grouped into 3 categories:

1. Corporate structure and asset portfolio. In this category, the Merger will produce the following effects: (i) it makes it possible to have a single entity on the part of the Enersis Group with the objective of investment and development in Latin

America (except Chile); (ii) it simplifies roles and holdings of all shareholders, having direct and/or indirect control of the companies from the merging company; (iii) it makes it possible to have majority control of assets and influence decision making; (iii) it increases Corporation shareholder diversification, thanks to greater spreading of assets in the energy sector; (iv) it expands the asset portfolio; and (v) it makes it possible to achieve greater focus of the surviving company for investment in Latin American countries that may have greater growth potential.

2. Liquidity and valuation. In this category, the Fusion enables (i) greater liquidity for Company shareholders, thanks to their absorption into an entity with greater float; and (ii) incorporation of shareholders into a corporation with greater analyst coverage (which, in the case of Chilectra Américas, is very limited at present).

3. Synergies. In this category, it is estimated that the Merger could enable synergies in the amount of USD 327 million by 2019, considering savings in external services, personnel and volume.

III.	Expert Appraiser Report.

Along with presenting the valuation of the Merging corporations and the pro-forma statement of financial position of the surviving company, the expert appraiser report proposes a swap ratio of 3.94 shares of Enersis Américas for each share of Chilectra Américas and 2.58 shares of Enersis Américas for each share of Endesa Américas.

Thus, the proposed swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.80 shares of Enersis Américas for each share of Endesa Américas is higher than the swap ratio proposed by the expert appraiser in his report.

IV.	Opinion on expediency of the transaction.

In view of the background information I have reviewed, I am of the opinion that the Merger, in the terms indicated, is in the Corporation’s best interest. I base the above on the considerations indicated by the Independent Appraiser, along with the following reasons:

1. The Corporation’s minority shareholders are a very small number – only approximately 0.91% of its capital stock. The Merger will increase the liquidity of the Corporations shareholders through involvement in a vehicle with greater floating, i.e., Enersis Américas;

2. This will enable the Corporation’s minority shareholders to monetize their positions through obtaining shares in Enersis Américas, which will have greater liquidity on the market; and

3. The proposed swap ratio is higher than that suggested by the expert appraiser in his report and is within the range suggested by the Independent Appraiser.

Sincerely,

/s/ Mónica Hodor

Director

Chilectra Américas S.A.

This liberal, English translation is provided for the convenience of the reader. In the event of discrepancies the Spanish version will prevail.